SECOND RESTATED AND AMENDED INVESTMENT ADVISORY AGREEMENT

    SECOND RESTATED AND AMENDED AGREEMENT made this 1st day of June, 2007 by and between CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B) (the "Separate Account") and CONTINENTAL ASSURANCE COMPANY (the "Company").

   1. The Company will furnish the Separate Account with investment advisory services, statistical services, pricing services, research facilities and services, will supervise the composition of the Separate Account's portfolio continuously and will effect such changes therein as the Company deems advisable, including the nature, timing and manner of effectuating such changes. The Company, at its own expense, shall furnish office space to the Separate Account and shall pay the salaries and fees of all Officers and Committee Members of the Separate Account employed by the Company and all other employees of the Company who perform services for the Separate Account. The compensation for those services shall be an investment advisory fee payable monthly, computed at the annual rate of 1/2 of 1% of the average daily net asset value of the Separate Account (the "Advisory Fee").

   2. The Company shall bear, without compensation, the following expenses of the Separate Account:

        (a) All costs and expenses relating to the printing or other reproduction and distribution of preliminary and final prospectuses to persons who, at the time of the distribution of such prospectuses, are not participants in the Separate Account;

        (b) All costs and expenses relating to the advertising of Investment Units of the Separate Account, including without limitation, the overhead allocated to the supervision of brokers and dealers selling Investment Units and the printing and mailing of sales literature;

       (c) All costs and expenses relating to the printing or other reproduction and distribution of any underwriting documents incident to a public offering of Investment Units of the Separate Account, and review by the National Association of Securities Dealers, Inc. of any underwriting arrangement; and

       (d) All other expenses primarily intended to result in the sale of Investment Units of the Separate Account.

   3. Investment companies (including money market funds) charge fees based on assets under management. If the Separate Account is permitted to have its assets invested in securities contracts of investment companies (including money market funds), the Separate Account would bear its ratable share of the investment companies' expenses, including their advisory and administrative fees. These fees would be separate and in addition to the Advisory Fee charged by the Company to the Separate Account hereunder. Notwithstanding the foregoing, if the amount of expenses borne by the Separate Account for assets invested in securities contracts of investment companies (excluding assets invested in money market funds) exceeds 0.2% of the average daily net asset value of the Separate Account on any business day, then the Company shall reimburse the Separate Account for such excess.

   4. The Separate Account shall bear all fees and expenses related to the Separate Account (including without limitation all fees and expenses attributable to the lending of its portfolio securities) that are not specifically set forth above as being borne by the Company.

   5. In selecting brokers to execute portfolio transactions, the Company's primary criterion in selecting a broker or dealer to execute portfolio transactions is the expected ability of such broker or dealer to make the best possible execution on orders. If several brokers are expected to be able to provide equally good execution, the Company may give preference to those brokers who provide statistical research, assistance in pricing portfolio securities or other services. Commissions on all transactions will be negotiated, and the primary basis of the commission agreed to by the Company will be the quality of execution. The Company will seek to act in a fair and reasonable manner in allocating suitable investment and trading opportunities among the Separate Account and any other accounts managed by the Company, its parent company or any of its affiliates, but the Separate Account acknowledges that equality of treatment cannot be assured in all situations. When the Company determines that it would be appropriate for the Separate Account and any such other accounts to participate in an investment opportunity, the Company is authorized to place orders for the Separate Account and each such other account simultaneously, and if all such orders are not filled at the same price, the Company may cause the Separate Account to pay or receive a price that is no less favorable than the average of the prices at which the orders were filled for the Separate Account and the other managed accounts. If all such orders cannot be fully executed under the prevailing market conditions, the Company may allocate among the Separate Account and such other accounts the orders that are capable of being executed in a fair and equitable manner.

   6. It is expected that the Company will provide investment advisory services for the Company's other customers and for its parent company and its affiliates. Nothing herein shall restrict the ability of the Company (or any of its associated persons) to engage in any transactions for its (or their) own account and for the account of others which are not in breach of its (or their) fiduciary duty to the Separate Account.

   7. This Agreement shall not be materially amended without the affirmative vote or written consent of the holders of a majority of the outstanding Investment Units of the Separate Account.

   8. This Agreement may be terminated at any time by either party, without the payment of any penalty, on sixty days written notice. Such action may be taken by the Company or by either the Committee of the Separate Account or the holders of a majority of its outstanding Investment Units.

   9. This Agreement shall terminate automatically in the event of its assignment.

   10.This Agreement shall become effective at the close of business on June 1, 2007 and shall continue in force for one year from such date and indefinitely thereafter, but only so long as the continuance after such year shall be specifically approved at least annually by the vote of a majority of the members of the Committee of the Separate Account who are not parties to the Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

       IN WITNESS WHEREOF, the Separate Account and the Company have caused this Agreement to be duly executed the day and year above written.


                                                   CONTINENTAL ASSURANCE COMPANY
                                                   SEPARATE ACCOUNT (B)

	                                               /S/ Dennis R. Hemme
                                                   By:__________________________
                                                           Chairperson

	  /S/ Lynne Gugenheim
ATTEST:  ______________________________
	 	Secretary


                                                  CONTINENTAL ASSURANCE COMPANY

	                                              /S/ Marilou R. McGirr
                                                  By:__________________________
                                                         Vice President

	 /S/ Meghan K. Johnson
ATTEST: _______________________________
	 	Assistant Secretary